COUNTERPATH CORPORATION
Suite 300, One Bentall Centre
505 Burrard Street
Vancouver, British Columbia V7X 1M3, Canada

December 7, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
United States of America

Attention: Jan Woo, Attorney-Adviser

Dear Sirs/Mesdames:

Re:	CounterPath Corporation (the “Company”)
Registration Statement on Form S-3
File No. 333-183940

            In connection with the Company’s Registration Statement on Form S-3, the Company hereby requests acceleration of the effective date of the Registration Statement to 9:00 a.m. (eastern time) Wednesday, December 12, 2012 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

            We acknowledge that

  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            We trust you will find the foregoing to be in order. Should you have any questions please do not hesitate to contact the undersigned.

Yours truly,

COUNTERPATH CORPORATION

Per: /s/ Donovan Jones

Donovan Jones, Chief Executive Officer